

July 1, 2022

Chen Ren
Chief Executive Officer
Trans Global Group, Inc.
Room 2701, Block A
Zhantao Technology Building
Minzhi Street, Shenzhen
Guangdong Province, China

> **Re: Trans Global Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed June 8, 2022**
> **File No. 000-56383**

Dear Mr. Ren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed June 8, 2022

Item 1. Business
Challenges with Having Operations in China, page 5

1. We note your response to comment 1. Please revise to create a separate Enforceability of Civil Liabilities section within Item 1 for the discussion of the enforcement risks related to civil liabilities due to you conducting your business in China and your assets and sole officer and director being located in China. Please identify your sole officer and director located in China and disclose that it will be more difficult to enforce liabilities and enforce judgments on this individual. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

2.   We note your response to comment 2. Please revise to clarify that trading in
        your securities also may be prohibited under the HFCAA if the PCAOB determines that it
        cannot inspect or fully investigate the auditor of a company you may target for an
        initial business combination. Please also revise to include a discussion of the amendments
        adopted by the SEC to finalize rules relating to the HFCAA.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Mark Rakip at 202-551-3573 or Paul Cline at 202-551-3851 if you have
questions regarding comments on the financial statements and related matters. Please
contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Scott Kline